Computation of Ratios of Earnings to Fixed Charges

		Exhibit 12

	Three Months Ended
	March 31,
(in millions, except ratios)	2014	2013
Earnings:
Pre-tax income(a):	$2,718	$2,337
Add — Fixed charges	1,035	1,114
Adjusted Pre-tax income	$3,753	$3,451
Fixed charges:
Interest expense	$755	$898
Portion of rent expense representing interest	32	34
Interest credited to policy and contract holders	248	182
Total fixed charges	$1,035	$1,114
Total fixed charges, excluding interest credited to
policy and contract holders	$787	$932
Ratio of earnings to fixed charges	3.63	3.10
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b)	4.77	3.70

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.